Exhibit 2
Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)
WESTPORT INNOVATIONS INC.
Years ended March 31, 2009, 2008 and 2007

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Westport Innovations Inc. (the Company) as at March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.
[signed by] KPMG LLP
Chartered Accountants
Vancouver, Canada
May 14, 2009

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
March 31, 2009 and 2008

	2009	2008

Assets

Current assets:
Cash and cash equivalents	$39,043	$7,560
Short-term investments	43,576	15,202
Accounts receivable	6,417	7,028
Loan receivable (note 19(a))	11,234	6,774
Inventories (note 4)	13,982	9,020
Prepaid expenses	1,387	1,033
Current portion of future income tax assets (note 18(b))	4,451	4,944

	120,090	51,561

Long-term investments (note 5)	1,935	18,754
Equipment, furniture and leasehold improvements (note 6)	7,712	3,685
Intellectual property (note 7)	430	574
Future income tax asset (note 18(b))	5,337	4,366

	$135,504	$78,940

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$14,359	$8,470
Deferred revenue	546	205
Demand installment loan (note 8)	4,642	5,776
Short-term debt (note 9)	1,614	5,995
Current portion of long-term debt (note 10)	17	54
Current portion of warranty liability	12,222	4,899
Obligation to issue warrants (note 14)	—	4,000

	33,400	29,399

Warranty liability	12,369	4,258
Long-term debt (notes 10 (a) and (b))	11,353	8
Other long-term liabilities (note 11)	4,821	1,496
Joint Venture Partners’ share of net assets of joint ventures (note 19)	12,603	13,983

	74,546	49,144

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
32,040,540 (2008 — 27,416,993) common shares	311,855	258,202
Other equity instruments (note 16)	12,319	3,079
Additional paid in capital	5,263	5,097
Deficit	(271,885)	(247,460)
Accumulated other comprehensive income	3,406	10,878

	60,958	29,796

Commitments and contingencies (notes 12 and 20)

	$135,504	$78,940

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Henry Bauermeister”	Director	“John A. Beaulieu”	Director

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007

Product revenue	$102,755	$55,238	$47,195
Parts revenue	19,082	16,298	13,285

	121,837	71,536	60,480

Cost of revenue and expenses:
Cost of revenue	91,020	49,023	38,381
Research and development (notes 15(c) and 17)	30,982	23,026	21,891
General and administrative (note 15(c))	8,575	6,033	6,882
Sales and marketing (note 15(c))	15,071	10,550	7,077
Foreign exchange loss (gain)	682	1,287	(102)
Depreciation and amortization	1,978	1,550	1,410
Bank charges, interest and other	469	280	408

	148,777	91,749	75,947

Loss before undernoted	(26,940)	(20,213)	(15,467)

Loss from investment accounted for by the equity method	(1,021)	—	—
Interest on long-term debt and amortization of discount (notes 10 (b) and (c))	(1,879)	(986)	(1,718)
Interest and other income	1,882	1,316	764
Gain on sale of long-term investments (note 5)	14,275	10,659	8,120

Loss before income taxes and Joint Venture Partners’ share of income from joint ventures	(13,683)	(9,224)	(8,301)

Income tax recovery (expense) (note 18):
Current	(3,276)	(218)	(404)
Future	(3,245)	4,691	3,455

	(6,521)	4,473	3,051

Loss before Joint Venture Partners’ share of income from joint ventures	(20,204)	(4,751)	(5,250)

Joint Venture Partners’ share of net income from joint ventures (note 19)	(4,221)	(5,564)	(6,057)

Loss for the year	$(24,425)	$(10,315)	$(11,307)

Basic and diluted loss per share	$(0.81)	$(0.41)	$(0.53)

Weighted average common shares outstanding — Basic and diluted	30,268,947	25,167,966	21,478,521

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars)
Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007

Loss for the year	$(24,425)	$(10,315)	(11,307)

Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $323 (2008 — $181)	1,781	645	—
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $2,454 (2008 — $1,345)	(12,119)	(6,799)	—
Cumulative translation adjustment	3,659	—	—
Reclassification of realized foreign exchange gain on payment of dividend by joint venture	(793)	—	—

	(7,472)	(6,154)	—

Comprehensive loss	$(31,897)	$(16,469)	(11,307)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of Canadian dollars, except share amounts)
Years ended March 31, 2009, 2008 and 2007

						Accumulated other
	Common	Share	Other equity	Additional paid	Accumulated	Comprehensive	Shareholders’
	shares	capital	instruments	in capital	deficit	income	equity

Balance, March 31, 2006	21,254,792	$231,180	$2,359	$4,771	$(228,558)	—	$9,752

Shares issued for intellectual property	174,030	602	—	—	—	—	602
Issue of common shares on exercise of performance share units	81,052	555	(555)	—	—	—	—
Shares issued for settlement of accrued interest	114,720	498	—	—	—	—	498
Share issue costs	—	(5)	—	—	—	—	(5)
Value of warrants issued with long-term debt and conversion options (10(c))	—	—	8,989	—	—	—	8,989
Stock-based compensation	—	—	1,559	530	—	—	2,089
Net loss for the year	—	—	—	—	(11,307)	—	(11,307)

Balance, March 31, 2007	21,624,594	232,830	12,352	5,301	(239,865)	—	10,618

Transitional adjustment on adoption of new accounting standards for financial instruments, (net of tax of $3,370)	—	—	—	—	3,483	17,032	20,515

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133

Issue of common shares on exercise of stock options	232,024	1,967	—	(762)	—	—	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	—	—	—	—
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest (note 10(c))	4,831,801	21,759	(7,569)	—	(763)	—	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	—	—	—	—
Share issue costs	—	(164)	—	—	—	—	(164)
Stock-based compensation	—	—	106	558	—	—	664
Net loss for the year	—	—	—	—	(10,315)	—	(10,315)
Other comprehensive loss	—	—	—	—	—	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	258,202	3,079	5,097	(247,460)	10,878	29,796

Issue of common shares on exercise of stock options	104,669	939	—	(357)	—	—	582
Issue of common shares on exercise of performance share units	3,947	23	(23)	—	—	—	—
Issue of common shares on settlement of accrued interest	14,931	249	—	—	—	—	249
Issue of common shares on public offering (note 13)	4,500,000	57,348	—	—	—	—	57,348
Share issue costs	—	(4,906)	—	—	—	—	(4,906)
Value of warrants issued with long-term debt	—	—	3,847	—	—	—	3,847
Value of warrants issued to settle obligation to issue warrants	—	—	4,000	—	—	—	4,000
Financing costs incurred	—	—	(307)	—	—	—	(307)
Stock-based compensation	—	—	1,723	523	—	—	2,246
Net loss for the year	—	—	—	—	(24,425)	—	(24,425)
Other comprehensive loss	—	—	—	—	—	(7,472)	(7,472)

Balance, March 31, 2009	32,040,540	$311,855	$12,319	$5,263	$(271,885)	$3,406	$60,958

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007

Cash flows from operations:
Loss for the year	$(24,425)	$(10,315)	$(11,307)
Items not involving cash:
Depreciation and amortization	1,978	1,550	1,410
Stock-based compensation expense	2,246	664	2,089
Accretion of TPC warrants	—	—	571
Future income tax expense (recovery)	3,245	(4,691)	(3,455)
Change in deferred lease inducements	(321)	(251)	(164)
Gain on sale of long-term investments	(14,275)	(10,659)	(8,120)
Joint Venture Partners’ share of net income from joint ventures	4,221	5,564	6,057
Loss from investment accounted for by the equity method	1,021	—	—
Accretion of long-term debt	866	690	1,663
Other	(181)	(146)	(69)
Changes in non-cash operating working capital:
Accounts receivable	1,004	3,853	(4,744)
Inventories	(4,962)	(6,204)	(1,963)
Prepaid expenses	(354)	(250)	(62)
Accounts payable and accrued liabilities	5,545	2,343	2,353
Deferred revenue	2,948	(133)	129
Warranty liability	12,168	2,186	1,201

	(9,276)	(15,799)	(14,411)

Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(5,904)	(1,690)	(1,175)
Proceeds on disposition of equipment, furniture and leasehold improvements	—	609	12
Sale (purchase) of short-term investments, net	(27,024)	6,725	(14,593)
Purchase of long-term investments	—	—	(51)
Disposition of long-term investments	19,379	17,977	605
Advances on loans receivable	(18,948)	(6,774)	—
Repayment on loans receivable	17,307	—	—
Investment in joint venture	(1,500)	—	—
Sale of interest in subsidiary	—	—	4,198
Proceeds from joint venture partner	—	425	—
Deferred transaction costs incurred	—	—	(764)
Leasehold inducement	325	—	—

	(16,365)	17,272	(11,768)

Cash flows from financing:
Issue of demand instalment loan	500	5,000	—
Repayment of demand instalment loan	(1,634)	(837)	(894)
Increase in short-term debt	170	5,995	—
Repayment of short-term debt	(5,449)	—	—
Increase in bank loan	—	—	7,346
Repayment of bank loan and other long term debt	(103)	(6,814)	(789)
Issuance of debenture notes	15,000	—	—
Issuance of convertible notes	—	—	22,092
Finance costs incurred	(1,006)	—	(915)
Shares issued for cash	57,930	1,205	—
Share issue costs	(4,906)	(164)	(5)
Dividends paid to joint venture partner	(9,259)	—	—

	51,243	4,385	26,835

Effect of foreign exchange on cash and cash equivalents	5,881	—	—

Increase in cash and cash equivalents	31,483	5,858	656

Cash and cash equivalents, beginning of year	7,560	1,702	1,046

Cash and cash equivalents, end of year	$39,043	$7,560	$1,702

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows, Continued
(Expressed in thousands of Canadian dollars)
Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007

Supplementary information:
Interest paid	$956	$473	$379
Taxes paid	1,771	479	15
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	50	—	—
Shares issued on exercise of performance share units	23	390	555
Shares issued for acquisition of intellectual property	—	—	602
Shares issued on conversion of debt (note 10(c))	—	21,115	—
Shares issued for settlement of interest on convertible notes (note 10(c))	249	644	498
Broker warrants issued with subordinated debt (note 10(b))	284	—	—
Shares issued on cashless exercise of warrants	—	1,420	—
Warrants issued on obligation to settle warrants (note 14)	4,000	—	—

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
1.	Nature of operations:

Westport Innovations Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is involved in the research, development and commercialization of environmental technologies, including high-pressure direct injection (“HPDI”) combustion technology that allows diesel engines to operate on cleaner burning gaseous fuels such as natural gas without sacrificing performance or fuel economy. The Company also has a joint venture interest in Cummins Westport Inc. (“CWI”), a joint venture with Cummins Inc. (“Cummins”), formed in 2001 (note 19(a)). CWI develops, supports and markets a comprehensive product line of low-emission, high performance engines and ancillary products using proprietary intellectual property developed by the Company and Cummins.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. To date, the Company has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flows from CWI, and margins on the sale of products and parts. If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment. The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

2.	Significant accounting policies:
(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company is considered the primary beneficiary. Intercompany balances and transactions have been eliminated.

Interests in variable interest entities are consolidated by the Company if the Company is the primary beneficiary. The Company has identified CWI and BTIC Westport Inc. (“BWI”) as variable interest entities and determined that the Company is the primary beneficiary. Accordingly, the Company has consolidated these entities. The other 50% interest held by the Company’s joint venture partners is reflected as “Joint Venture Partners’ share of net assets of joint ventures” in these consolidated financial statements.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles which conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect the three-and-one-half-to-one share consolidation (3.5:1) completed on July 21, 2008.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
2.	Significant accounting policies (continued):
(b)	Cash and cash equivalents:

Cash and cash equivalents includes cash and term deposits with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

(c)	Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized. A decline that in value that is considered other than temporary is recognized in net loss for the period.

(d)	Accounts and loans receivable

Accounts receivable and loans receivable are measured at amortized cost.

(e)	Inventories:

The Company’s inventory consists of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress include materials, labour and production overhead including depreciation. An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value. In establishing the amount of inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

(f)	Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are stated at cost. Depreciation is provided as follows:

Assets	Basis	Rate

Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Lease term
(g)	Long-term investments:

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income (loss). A decline in value that is considered other than temporary is recognized in net loss for the period. The Company records investments in which it has significant influence using the equity basis of accounting.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
2.	Significant accounting policies (continued):
(h)	Financial liabilities

Accounts payable and accrued liabilities, demand instalment loan, short-term debt, and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are netted against the liability on initial recognition and are amortized using the effective interest rate method. For debt instruments containing a debt and equity component, the proceeds received are allocated between the debt and equity components based on their relative fair values.

(i)	Research and development costs:

Research costs are expensed as incurred and are recorded net of government funding received or receivable. Development costs are deferred only if they meet certain stringent criteria generally related to technical feasibility, market definition and financing availability for future development; otherwise they are expensed as incurred. Related investment tax credits reduce research and development expenses in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized. As at March 31, 2009 and 2008, no development costs had been deferred.

(j)	Government assistance:

The Company periodically applies for financial assistance under available government incentive programs which is recorded in the period it is received or receivable. Government assistance relating to the purchase of equipment, furniture and leasehold improvements is reflected as a reduction of the cost of such assets. Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(k)	Intellectual property:

Intellectual property, consisting primarily of the cost of acquired patents, licenses and other intellectual property, is amortized over their estimated useful lives, which currently does not exceed seven years.

(l)	Impairment of long-lived assets:

The Company reviews for impairment of long-lived assets, including equipment, furniture, and leasehold improvements and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
2.	Significant accounting policies (continued):
(m)	Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products, and are included in cost of revenue. The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve month period. The Company uses historical failure rates and cost to repair defective products together with information on known product issues to estimate the warranty liability. The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the companies products are new in the market, historical data may not necessarily reflect actual costs to be incurred and this exposes the Company to potentially significant fluctuations in liabilities.

(n)	Extended warranty:

The Company sells extended warranty contracts which provide coverage in addition to the basic two year coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

(o)	Revenue recognition:

Product and parts revenue is recognized, net of estimated costs of returns, allowances, and sales incentives, when the products are shipped and title passes to the customers. Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties. Revenue from research and development activities is recognized as the services are performed. Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

(p)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is not “more likely than not” that the benefit of these assets will be realized.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
2.	Significant accounting policies (continued):
(q)	Stock-based compensation plans:

The Company has a stock option plan, which is described in note 15(a). The Company accounts for stock-based compensation related to stock options granted to employees and directors using the fair value method. The resulting compensation expense is calculated using the Black-Scholes valuation method and estimated forfeitures and is recognized in results from operations over the vesting period. The Company has an employee share purchase plan, which is described in note 15(b). The Company matches the employees’ contribution and recognizes this cost as an expense in the period it is incurred.

The Company has a Performance Share Unit (“PSU”) Plan as described in note 15(c). The value of the units is calculated based on the market price of the Company’s common shares on the date of grant and is recorded as compensation expense in the period earned, which generally is the period over which the PSU’s vest.

(r)	Post-retirement benefits:

The Company has implemented a group registered retirement savings plan (“RRSP”) in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions up to their personal eligible contribution room under the Canadian Income Tax Act. The Company contributes up to a maximum combined total of 5% of the employee’s regular base pay to the RRSP and/or the employee share purchase plan and recognizes this cost as an expense in the period it is incurred. During the year ended March 31, 2009, the Company recognized $580 (2008 — $418; 2007 — $356) of expense associated with the RRSP.

(s)	Currency translation:

The functional currency of the Company is the Canadian dollar. Monetary items denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in results from operations.

Effective April 1, 2008, the Company determined that CWI is economically, financially and operationally independent of the Company and the Company’s exposure to rate changes is now limited to the Company’s net investment. As a result, the assets and liabilities of CWI are translated at year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The resulting translation gains and losses are included in accumulated other comprehensive income within shareholders’ equity.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
2.	Significant accounting policies (continued):
(t)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Significant areas requiring the use of estimates include amortization of equipment, furniture and leasehold improvements, the determination of future cash flows and discount rates for impairment of long-lived assets, valuation of long-term investments, valuation of future income tax assets and the determination of warranty liability. Actual results could differ from estimates used in the preparation of the consolidated financial statements.

(u)	Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is computed similarly to basic loss per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of conversion options, stock options, warrants, and performance share units, if dilutive. For stock options, warrants and performance units, the number of additional shares is calculated by assuming that outstanding stock options, warrants, and performance share units were exercised at the beginning of the year or when granted and that the proceeds from such exercises were used to repurchase shares of common stock at the average market price during the period. For conversion options, the Company uses the if-converted method which assumes that the exercise of options occurs at the beginning of the year or when granted. For all periods presented, diluted loss per share does not differ from basic loss per share as the impact of dilutive securities is anti-dilutive.

3.	Accounting changes:
(a)	Adoption of new accounting standards:

On April 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation; Section 1535, Capital Disclosures; Section 3031, Inventory; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Financial Statement Presentation:

Section 1400 amended the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The Company adopted this new guidance effective April 1, 2008 but adoption had no impact on the consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
3.	Accounting changes (continued):
(a)	Adoption of new accounting standards (continued):

Capital disclosures:

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The purpose of this standard is to enable financial statement users to evaluate the Company’s policies and procedures for managing capital. The Company adopted this standard on April 1, 2008, resulting in more extensive disclosures in the Company’s annual and interim financial statements. The required disclosure is included in note 23.

Inventory:

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In certain circumstances, the new section also permits the reversal of previous write-downs. The Company adopted this standard effective April 1, 2008. This standard did not have a material impact on the consolidated financial statements of the Company.

Financial instruments:

Section 3862 and Section 3863 establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them. The purpose of these standards is to place enhanced emphasis about the nature and extent of risks arising from financial instruments and how the Company manages those risks. The Company adopted this standard on April 1, 2008, resulting in more extensive disclosures in the Company’s annual and interim financial statements. The required disclosure is included in note 22 to these consolidated financial statements.

(b)	Future accounting changes:

Goodwill and Intangible Assets:

Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective for the Company on April 1, 2009. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

International Financial Reporting Standards:

Canada’s Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company is currently considering its options with respect to the timing for adoption of IFRS.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
4.	Inventories:

	2009	2008

Purchased parts	$9,976	$3,345
Assembled parts	2,051	791
Work-in-process	638	477
Finished goods	1,317	4,407

	$13,982	$9,020

During the year ended March 31, 2009, the Company recorded write-downs to net realizable value of approximately $146 (2008 — nil; 2007 — nil) for obsolescence and scrap. There were no reversals of write-downs recorded in any year presented.

During the year ended March 31, 2009, the Company recognized $66,755 (2008 - $43,252) related to inventoriable items in cost of sales.
5.	Long-term investments:

	2009	2008

Clean Energy Fuels Corp. (a)	$1,416	$18,693
Juniper Engines Inc. (b)	479	—
Other investments	40	61

	$1,935	$18,754

(a)
As at March 31, 2009, the Company owned an approximate 0.4% (2008 - 3%; 2007 — 6%) interest in Clean Energy Fuels Corp. (“CEFC”), an owner and operator of natural gas refueling facilities. During the year ended March 31, 2009, the Company sold 1,178,760 shares (2008 - 746,275 shares) of CEFC for net proceeds of $19,379 (2008 — $11,236; 2007 — nil) resulting in a gain on sale of $14,275 (2008 — $8,005; 2007 — nil). As at March 31, 2009, the Company owned 184,311 shares of CEFC (2008 — 1,363,071 shares) which have been valued at a closing quoted market price of $7.68 per share (US$6.09 per share) on March 31, 2009.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
5.	Long-term investments (continued):
(b)
On October 26, 2007, the Company and OMVL SpA (“OMVL”) entered into a joint venture agreement, engineering agreements and supply agreements to design, produce and sell alternative fuel engines in the sub-5 litre class for global applications. Based in Pernumia, Italy, OMVL designs, manufactures and markets complete fueling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to compressed natural gas and liquid petroleum gas. Under the terms of the joint venture agreement, OMVL and the Company share 51% and 49%, respectively, of the profits or losses of the venture. The jointly controlled company, Juniper Engines Inc. is headquartered in Vancouver, Canada and will continue to exploit the global engineering, production and distribution strengths of OMVL and its parent company, SIT Group, to deliver engines worldwide. The Company supports the new venture through supply of technology, design, testing and market development services. On April 1, 2008, the Company contributed $1,500 to the formation of the joint venture.

The Company has determined that Juniper is a variable interest entity. However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.

During the year ended March 31, 2009, the Company recognized a loss of $1,021 (2008 — nil) as loss from investment accounted for by the equity method.

(c)
The Company has a 0.2% (2008 — 0.2%; 2007 — 15.86%) interest in Wild River Resources Ltd. (“WRRL”), which was formerly a wholly-owned subsidiary of the Company prior to June 13, 2006. During the year ended March 31, 2007, the Company recorded a gain of $8,100 on the sale and subsequent dilution of its interest in WRRL. During the year ended March 31, 2008, the Company disposed of substantially all of its remaining shares in WRRL for proceeds of $6,741, resulting in a gain on disposal of $2,654. Effective February 8, 2007, the Company no longer controlled WRRL and now accounts for this investment as an available for sale investment.

6.	Equipment, furniture and leasehold improvements:

		Accumulated	Net book
2009	Cost	amortization	value

Computer equipment and software	$6,883	$5,550	$1,333
Furniture and fixtures	1,711	1,163	548
Machinery and equipment	20,555	16,047	4,508
Leasehold improvements	9,551	8,228	1,323

	$38,700	$30,988	$7,712

		Accumulated	Net book
2008	Cost	amortization	value

Computer equipment and software	$5,670	$5,035	$635
Furniture and fixtures	1,307	1,090	217
Machinery and equipment	17,434	14,984	2,450
Leasehold improvements	8,329	7,946	383

	$32,740	$29,055	$3,685

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
6.	Equipment, furniture and leasehold improvements (continued):

As at March 31, 2009, equipment with a cost of $256 (2008 — $224) and a net book value of $31 (2008 — $34) is held under capital lease.

7.	Intellectual property:

	2009	2008

Cost	$4,321	$4,321
Accumulated amortization	(3,891)	(3,747)

	$430	$574

The intellectual property will be amortized over its expected remaining useful life of three years at an annual amortization rate of $145.
8.	Demand instalment loan:

The Company has a credit facility for maximum borrowings of $13,000. Borrowings may be drawn in the form of demand instalment loans, bankers acceptances, lease financing, letters of credit, foreign exchange contracts, corporate credit cards and operating lines of credit. Outstanding amounts of the demand instalment loans drawn under this credit facility bear interest at prime plus 0.25% for borrowings up to $5,000 with further rate reductions for amounts in excess of $5,000. The principal amount is repayable over a 60-month period. At March 31, 2009, the outstanding amount payable of $4,642 (2008 — $5,776) is included in current liabilities as it is repayable on demand by the bank.

9.	Short-term debt:

The Company entered into an agreement with Clean Energy Finance, LLC (“CEF”), a wholly owned subsidiary of CEFC, whereby CEF may advance the Company up to US$6,000 to produce approximately 75 LNG systems. The loan is non-interest bearing, unsecured and repayable on receipt of proceeds from the sale of these units. As at March 31, 2009, $1,614 remained outstanding.

10.	Long-term debt:

	2009	2008

Capital lease obligations (a)	$52	$62
Subordinated debenture notes (b)	11,318	—

	11,370	62
Current portion	17	54

	$11,353	$8

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
10.	Long-term debt (continued):
(a)
The Company has capital lease obligations which have terms of two to five years at interest rates ranging from 1.15% to 6.17%. The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2010	$17
2011	15
2012	12
2013	12
2014	1

57
Amount representing interest	5

$52

(b)
On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000. Each debenture unit consists of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73. The Company has the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months. Interest is payable semi-annually and the debentures mature on July 3, 2011. A total of 771,428 warrants with an exercise price of $18.73 were issued. The Company also issued 46,118 broker warrants which are exercisable into common shares of the Company at $16.10 for a period of two years. Of the $15,000 gross proceeds received, the Company assigned $11,436 to the subordinated debenture notes and $3,564 to the warrants based on each instruments’ relative fair value. The fair value of the subordinated debenture notes was determined using a discounted cash flow model based on the total value of the debt using interest rates effective at the time of issuance on similar debt, and the fair value of the warrants was determined using the Black-Scholes option pricing formula based on the following assumptions: expected stock price volatility — 68.9%; risk free rate — 2.0%; expected life — 2 years; expected dividend yield — nil%. The amount assigned to the subordinated debenture notes is being accreted to the principal amount using the effective interest rate of 23.3% over the term to maturity and the warrants are included in other equity instruments. The broker warrants were recognized in other equity instruments at their fair value of $284 determined using the Black-Scholes option pricing formula based on the same assumption as for the warrants above. A corresponding amount recognized as transaction costs. Transaction costs totaled $1,289 of which $982 was allocated to debt and $307 to the warrants.

(c)
On June 12, 2006, the Company agreed to issue up to $22,092 in five year secured, subordinated convertible notes with a coupon rate of 8% to funds managed by Perseus, L.L.C. (“Perseus”), a private equity fund management group. On July 26, 2007, Perseus exercised their conversion option and converted the full $22,092 of the principal amount of the subordinated convertible notes into 4,725,329 common shares. During the year ended March 31, 2008, $968 (2007 — $553) of interest relating to the subordinated convertible notes was paid to Perseus of which $324 (2007 — $55) was paid in cash and $644 (2007 — $498) paid in common shares. During the year ended March 31, 2009, the Company paid $249 of accrued interest through the issuance of common shares.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
10.	Long-term debt (continued):
(c)	Continued:

In accordance with EIC-96, Accounting for early extinguishment of convertible securities through (1) early redemption or repurchase and (2) induced early conversion, in the year ended March 31, 2008, the Company also recorded an inducement fee of $763 to accumulated deficit and recorded an inducement fee payable along with $121 in accrued interest in accounts payable. On conversion, $13,258 of long-term debt, representing the carrying value of the notes on July 26, 2007, and the carrying value of the conversion option of $7,569 previously included in other equity instruments were reclassified to share capital. As at March 31, 2008, this note had been fully extinguished.

11.	Other long-term liabilities:

	2009	2008

Deferred lease inducements (a)	$284	$280
Deferred revenue (b)	4,537	1,216

	$4,821	$1,496

(a)
Deferred lease inducements include leasehold improvements and other costs funded by the lessor and amounts related to lease contracts with escalating lease payments. The amounts related to leasehold improvements funded by the lessor are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. For lease contracts with escalating lease payments, total rent expense for the lease term is expensed on a straight line basis over the lease term. The difference between amounts expensed and amounts paid is recorded as an increase or reduction in deferred lease inducements.

(b)
The Company receives cash in advance of revenue recognition criteria being met, including for upfront fees, customer deposits, fees for research and development activities and extended warranty contracts. These items are included in deferred revenue and are recognized into earnings over the contract period, as research and development activities are completed or over the warranty period as applicable.

12.	Government assistance:

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended March 31, 2009, 2008 and 2007, government assistance of $2,021, $3,658 and $5,150, respectively, was received or receivable by the Company, which has been recorded as a reduction of related research and development expenditures (note 17).

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
12.	Government assistance (continued):

Included in the above amounts is funding of nil (2008 — $1,351; 2007 - $2,205) from Industry Canada’s Industrial Technologies Office (formerly Technology Partnerships Canada) (“TPC”) and $946 remains receivable from TPC at March 31, 2009 (2008 — $946; 2007 — $3,779). Under the terms of the original TPC funding agreement entered into on March 27, 2003, TPC funded 30% of the eligible costs of, among other research projects, the adaptation of the Company’s technology to diesel engines to the original scheduled project completion date of March 31, 2006. In fiscal 2007, TPC approved an extension of the completion date to March 31, 2008. The Company has attained the maximum amount of eligible costs under the agreement. From fiscal 2009 to fiscal 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1.4 million or 0.33% of the Company’s annual gross revenue from all sources, provided that gross revenue exceeds $13.5 million in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million. As at March 31, 2009, $1.4 million in royalties owing to TPC have been recorded in accounts payable and accrued liabilities. In addition, the Company was required to provide TPC with common share purchase warrants having a value of $4,000 as at September 30, 2008 calculated based on the Black-Scholes option pricing model. These warrants were issued in October 2008.

The Company is also obligated to pay royalties to the Government of Canada’s Department of Natural Resources relating to funding received in prior years. The royalty to the Department of Natural Resources is 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total $1,000. As at March 31, 2009, there has been no revenue from the sales of engines for power generators and, therefore, no royalty payments have been paid or are payable.

13.	Share capital:

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.74 (US$12.00) per share. Gross proceeds totaled $57,348 (US$54,000). The Company also incurred share issue costs of $4,906.

Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect the three-and-one-half-to-one share consolidation (3.5:1) completed on July 21, 2008.

14.	Obligation to issue warrants:

Under the terms of the agreement with TPC, the Company was obligated to issue warrants as at September 30, 2008 with a fair value of $4,000 based on the Black-Scholes option pricing model. The value of these warrants was recognized on a straight-line basis from the date of the original agreement to September 30, 2006, the original issuance date. In October, 2008, 790,614 warrants with an exercise price of $10.65 were issued to TPC. The fair value of the warrants granted was calculated based on a Black-Scholes option pricing model using the 5 day weighted stock price as at September 30, 2008.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
15.	Stock options and other stock-based plans:
(a)	Share options:

The Company has an incentive share option plan for employees, directors, officers and consultants. The options are granted with an exercise price not less than the market price of the Company’s common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the board of directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company’s share option plan as of March 31, 2009, 2008 and 2007 and changes during the years then ended is presented as follows:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price	shares	price	shares	price

Outstanding, beginning of year	1,235,799	$6.96	1,493,998	$6.68	1,419,589	$7.17

Granted	39,280	13.73	71,428	9.31	167,392	4.13
Exercised	(104,669)	5.57	(232,024)	5.28	—	—
Cancelled/expired	(34,247)	7.66	(97,603)	8.22	(92,983)	9.87

Outstanding, end of year	1,136,163	$7.32	1,235,799	$6.96	1,493,998	$6.68

Options exercisable, end of year	786,282	$7.53	833,296	$7.77	422,704	$10.43

	Number	Weighted		Number
	outstanding,	average	Weighted	exercisable	Weighted
	March 31,	remaining	average	March 31,	average
Range of exercise prices	2009	contractual life	exercise price	2009	exercise price

$3.22 to $3.96	52,673	5.0	$3.41	45,531	$3.32
4.13 to 4.90	128,928	5.1	4.41	85,596	4.39
5.22 to 6.27	544,164	4.1	5.31	263,804	5.32
6.30 to 9.77	190,363	3.5	7.12	180,839	7.07
10.33 to 13.83	111,591	3.1	11.59	102,068	11.68
14.49 to 20.62	80,354	3.5	15.79	80,354	9.43
24.50 to 30.80	28,090	1.2	27.02	28,090	27.02

$3.22 to $30.80	1,136,163	3.92	$7.32	786,282	$7.53

During the year ended March 31, 2009, the Company recognized $523 (2008 — $558; 2007 — $530) in stock-based compensation related to stock options. The fair value of the options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions: expected dividend yield — nil% (2008 — nil%, 2007 — nil%); expected stock price volatility — 61.0% (2008 — 56.1%, 2007 — 59.0%); risk free interest rate — 2.74% (2008 — 3.71%, 2007 — 4.79%); expected life of options — 4 years (2008 — 4 years, 2007 — 5 years). The weighted average grant date fair value was $6.65 for options granted for the year ended March 31, 2009 (2008 — $4.38, 2007 — $2.45).

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
15.	Stock options and other stock-based plans (continued):
(b)	Employee share purchase plan:

The Company has an employee share purchase plan (“ESPP”) in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions to the ESPP of up to 10% of their regular base pay. The Company contributes up to a maximum combined total of 5% of the employee’s regular base pay to the employee’s RRSP and/or ESPP. Shares contributed to the ESPP are purchased by the Company on a semi-monthly basis on the open market. Shares purchased on behalf of the employee with the employee’s contribution vest with the employee immediately. Shares purchased with the Company’s contribution vest on December 31st of each year, so long as the employee is still employed with the Company.

(c)	Performance share units:

At the Company’s 2006 annual general meeting, the shareholders of the Company ratified and approved the Amended and Restated Unit Plan and reserved 2,142,857 common shares under this plan. The Amended and Restated Unit Plan is in addition to the Performance Share Unit Plan approved by the shareholders on September 10, 2001 (the “2001 PSU Plan”). Each performance share issued pursuant to the Amended and Restated Unit Plan or the 2001 PSU Plan is exercisable into one common share of the Company for no additional consideration. Any employee, contractor, director or executive officer of the Company who is selected by the Board of Directors of the Company is eligible to participate in the Amended and Restated Unit Plan. The Executive and Senior Management Total Compensation Program sets out provisions where the Units will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors in consultation with the Company’s management.

These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods for each Unit granted pursuant to the Amended and Restated Unit Plan is at the discretion of the Board of Directors and may include time based, share price or other performance targets.

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital. During the year ended March 31, 2009, the Company recognized $1,723 (2008 — $106; 2007 — $1,559) of stock-based compensation associated with the 2001 PSU Plan and the Amended and Restated Unit Plan.

The stock-based compensation associated with the Unit plans and the stock option plan (note 15(a)) is included in operating expenses as follows:

	2009	2008	2007

Research and development	$283	$87	$348
General and administrative	1,457	465	1,494
Sales and marketing	506	112	247

	$2,246	$664	$2,089

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
15.	Stock options and other stock-based plans (continued):
(c)
Performance share units (continued):

A summary of the status of the PSU’s issued under the 2001 PSU Plan and the amended and restated Unit Plan as of March 31, 2009, 2008 and 2007, and changes during the years then ended is as follows:

Units

Outstanding, March 31, 2006	408,893
Units exercised	(81,052)
Units granted	261,633

Outstanding, March 31, 2007	589,474
Units exercised	(60,383)
Units granted	553,900

Outstanding, March 31, 2008	1,082,991
Units exercised	(3,947)
Units granted	667,815
Units cancelled	(16,889)

Outstanding, March 31, 2009	1,729,970

As at March 31, 2009, 597,560 PSU’s are vested and exercisable.
16.	Other equity instruments:

	2009	2008

Value assigned to Performance Share Units (note 15(c))	$4,778	$3,079
Value assigned to warrants (note 10(b) and 14)	7,541	—

	$12,319	$3,079

The value assigned to warrants represents 790,614 warrants issued to TPC with a fair value of $4,000 and 771,428 warrants with an assigned value of $3,564 and 46,118 broker warrants with an assigned value of $284 issued as part of the debenture units net of transaction costs of $307.
17.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable. For the years ending March 31, 2009, 2008 and 2007, the following research and development expenses had been incurred and program funding received or receivable:

	2009	2008	2007

Research and development expenses	$33,003	$26,684	$27,041
Program funding (note 12)	(2,021)	(3,658)	(5,150)

Research and development	$30,982	$23,026	$21,891

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
18.	Income taxes:
(a)
The Company’s income tax recovery differs from that calculated by applying the combined Canadian federal and provincial statutory income tax rates for manufacturing and processing companies of 30.8% (2008 — 33.3%; 2007 — 34.1%) as follows:

	2009	2008	2007

Loss before income taxes and Joint Venture Partners’ share of income from joint ventures	$13,683	$9,224	$8,301

Expected income tax recovery	$4,207	$3,075	$2,831

Reduction (increase) in income taxes resulting from:
Non-deductible interest on long-term debt and amortization of discount	(273)	(141)	(211)
Non-deductible stock-based compensation	(690)	(221)	(713)
Non-deductible expenses	(54)	(45)	(375)
Withholding taxes and other adjustments	(218)	—	—
Change in enacted rates	(2,341)	(1,508)	(5,692)
Foreign tax rate differences	(1,279)	(426)	(527)
Change in valuation allowance	(5,873)	3,739	7,738

	$(6,521)	$4,473	$3,051

(b)	The tax effects of the significant temporary differences which comprise tax assets and liabilities, at March 31, 2009 and 2008, are as follows:

	2009	2008

Future tax assets:
Net operating loss carry forwards	$16,220	$19,188
Long-term investments	163	626
Intellectual property	1,685	2,116
Equipment, furniture and leasehold improvements	806	813
Financing and share issue costs	1,526	273
Warranty liability	8,607	3,205
Deferred revenue	1,647	439
Capital lease obligations	13	18

Total gross future tax assets	30,667	26,678
Valuation allowance	(20,879)	(17,368)

Total future tax asset	$9,788	$9,310

Allocated as follows:
Current future tax assets	$4,451	$4,944
Long-term future tax asset	5,337	4,366

Total future tax asset	$9,788	$9,310

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
18.	Income taxes (continued):
(b)	Continued:

In determining the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of income during the future periods in which those temporary differences become deductible. Since evidence does not exist that the future income tax assets will be fully realized, a valuation allowance has been recorded. All of the valuation allowance related to CWI was reversed in prior periods as CWI generated taxable income for four consecutive tax years and the Company expects that CWI will generate taxable income in the future.

Current tax expense for the year ended March 31, 2009 of $3,276 (2008 — $218, 2007 — $404) is payable outside of Canada, primarily in the United States. Future income tax expense of $1,114 (2008 — recovery of $5,855) relates to temporary differences in the United States and future tax expense of $2,131 (2008 — $1,164) relates to tax expense in Canada related to gains on sale of available for sale investments previously recognized in AOCI.

(c)	The Company has non-capital loss carry forwards in Canada available to offset future taxable income which expire as follows:

2010	$2,235
2014	2,703
2015	2,508
2026	2,354
2027	9,668
2028	21,508
2029	17,714

$58,690

The Company has non-capital loss carry forwards in the United States available to offset future taxable income. The losses expire as follows: 2028 — $478; 2029 — $2,017.
19.	Investment in Joint Ventures:

	2009	2008

Cummins Westport Inc. (a)	$12,124	$13,809
BTIC Westport Inc. (b)	479	174

	$12,603	$13,983

(a)	Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001. The joint venture, CWI, was formed to explore a range of product and technology opportunities using natural gas as the primary fuel. The Company provided personnel, financing and key technologies for the venture, while Cummins provided an existing product line, manufacturing, product distribution and customer service functions, as well as key management and engineering personnel.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
19.	Investment in Joint Ventures (continued):
(a)	Cummins Westport Inc. (continued):

From inception until December 31, 2003, the Company was responsible for all capital contributions to fund operations. Initially and to December 31, 2003, the Company owned 100% of the common shares and Cummins owned 100% of the non-participating preferred shares which were convertible into common shares for no consideration at the option of Cummins.

On December 16, 2003, the Company and Cummins amended the joint venture agreement to have CWI focus on and develop markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company. Under the terms of the amended joint venture agreement, Cummins exercised the conversion feature of the preferred shares effective January 1, 2004. However, the Company remained responsible for funding the profit and loss of CWI through CWI’s fiscal 2004 year which ran from January 1 to December 31, 2004. Based on its economic interest in CWI, the Company continued to consolidate 100% of the results of operations from CWI until December 31, 2004. Cummins has agreed to manufacture engines for CWI’s business and transfer them to CWI at cost. In consideration for this service, CWI agreed to pay Cummins a technology royalty access fee equal to 2.75% to a cumulative maximum of US$10.4 million. As at March 31, 2009, the Company had paid royalties totaling US$5.5 million.

Subsequent to December 31, 2004, Cummins shares equally in the profits and losses of CWI. However, the Company has determined that CWI is a VIE and that the Company is the primary beneficiary. Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income and losses included as “Joint Venture Partners’ share of net income from joint ventures”.

CWI has provided a loan to Cummins under a demand loan agreement. The loan receivable bears interest monthly at a rate equal to the Bank of Canada prime corporate paper one-month rate in effect on the last day of each month. As at March 31, 2009, this rate was 1.05%. All outstanding interest is payable in United States dollars on or before December 15, 2009. Interest begins accruing on the date in which monies are advanced under the loan agreement. The loan is uncollateralized and is renewed annually.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	2009	2008

Current assets:
Cash and cash equivalents	$17,061	$137
Short-term investments	—	13,713
Accounts receivable	2,101	3,503
Loan receivable	11,234	6,774
Prepaid expenses	162	108
Current portion of future income tax asset	4,451	4,944

	35,009	29,179

Future income tax asset	5,337	4,366

Equipment, furniture and leasehold improvements	467	166

	$40,813	$33,711

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
19.	Investment in Joint Ventures (continued):
(a)	Cummins Westport Inc. (continued):

	2009	2008

Current liabilities:
Accounts payable and accrued liabilities	$2,171	$2,131
Deferred revenue	360	69
Current portion of warranty liability	11,656	4,689

	14,187	6,889
Long-term liabilities:
Warranty liability	10,976	3,985
Deferred revenue	3,141	386

	14,117	4,371

	$28,304	$11,260

	2009	2008	2007

Product revenue	$90,916	$50,999	$44,746
Parts revenue	18,990	16,298	13,285

	109,906	67,297	58,031

Cost of revenue and expenses:
Cost of revenue	81,301	45,490	36,195
Research and development	9,841	7,562	8,074
General and administrative	1,983	1,088	856
Sales and marketing	5,679	6,447	4,216

	98,804	60,587	49,341

Income before undernoted	11,102	6,710	8,690

Interest and investment income	903	793	112
Effect of foreign currency translation	—	(1,518)	61

Income before income taxes	12,005	5,985	8,863

Income tax recovery (expense):
Current	(3,059)	(208)	(204)
Future	(1,114)	5,855	3,455

	(4,173)	5,647	3,251

Income for the year	7,832	11,632	12,114

Joint Venture Partner’s share of net income from joint venture	(3,916)	(5,816)	(6,057)

Company’s share of income	$3,916	$5,816	$6,057

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
19.	Investment in Joint Ventures (continued):
(b)	BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. (“BTIC”) of Beijing, China formed BWI to market liquefied natural gas (“LNG”) fuel tanks for vehicles. Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture. Headquartered in Beijing, China, BWI sells tanks for installation on any vehicle, regardless of the natural gas engine manufacturer. During the year ended March 31, 2008, the Company contributed $425 (US$400) to the formation of this joint venture.

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary. Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”. For the year ended March 31, 2009, the BTIC’s share of net income from BWI was $305. In 2008, BTIC’s share of the net loss from BWI was $252.

20.	Commitments and contingencies:
(a)	The Company has obligations under operating lease arrangements which require the following minimum annual payments during the respective fiscal years:

2010	$1,734
2011	1,329
2012	1,265
2013	814
2014	588
Thereafter	65

$5,795

For the year ended March 31, 2009, the Company incurred operating lease expense of $1,295 (2008 — $876; 2007 — $795).

(b)	The Company has an outstanding letter of credit of $600.

(c)
On July 16, 2008, the Company announced that it had entered into a joint venture agreement with Weichai Power Co., Ltd. (“Weichai Power”), China’s largest heavy duty engine manufacturer, and Hong Kong Peterson (CNG) Equipment Limited (“Hong Kong Peterson”) to form a new entity, Weichai Westport Inc. (“WWI”). WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications. Under the terms of the 30-year joint venture agreement, the Company’s initial investment to acquire a 35% share of the joint venture is expected to be approximately $5,273 (RMB30,000). Weichai Power and Hong Kong Peterson will hold a 40% and 25% interest, respectively, in WWI. The joint venture is currently awaiting approval by the Chinese government and the Company’s investment will be made when such approval is received.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
21.	Segmented information:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels. The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada. For the year ended March 31, 2009, 84% (2008 — 66%; 2007 - 72%) of the Company’s revenue was from sales in North America, 4% (2008 — 18%; 2007 — 13%) from sales in Asia, and 12% (2008 — 16%; 2007 — 15%) from sales elsewhere.

22.	Financial instruments:
(a)	Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk, equity price risk and interest rate risk.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has sustained losses and negative cash flows from operations since inception. At March 31, 2009, the Company has $82,619 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2009:

	Carrying	Contractual		1-3	4-5
	amount	cash flows	< 1 year	years	years	> 5 years

Accounts payable and accrued liabilities	$14,359	$14,359	$14,359	$—	$—	$—
Demand instalment loan (1)(2)	4,642	4,950	1,494	2,568	888	—
Short-term debt (3)	1,614	1,614	1,614	—	—	—
Subordinated debenture notes (4)	11,318	18,037	1,350	16,687	—	—
Other long-term debt	52	57	17	27	13	—
Operating lease commitments	—	5,795	1,734	2,594	1,402	65
Royalty payments (5)	1,350	28,189	1,350	2,700	2,700	21,439
Investment in Joint Venture (6)	—	5,273	5,273	—	—	—

	$33,335	$78,274	$27,191	$24,576	$5,003	$21,504

(1)	Includes interest at the interest rate in effect on March 31, 2009.

(2)	Demand instalment loan is repayable over five years unless the bank demands early payment.

(3)	Short-term debt is repayable only from the sale of certain LNG systems. The Company has assumed these systems will be sold within a year.

(4)	Includes interest at 9%

(5)
From fiscal 2009 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,350 or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds $13,500 in any aforementioned fiscal year, up to a maximum of $28,189. The Company has assumed the minimum required payments.

(6)	See note 20.
The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company’s cash inflows and outflows, especially around the sale of inventories, and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
22.	Financial instruments (continued):
(c)	Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments, accounts receivable and loan receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments. While the Company does not hold asset-backed securities directly, these parties may be exposed in varying degrees to asset-backed securities and U.S. sub-prime mortgages. The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectibility of accounts receivable and loan receivable. As at March 31, 2009, 31% (March 31, 2008 — 14%) of accounts receivable relates to customer receivables, 46% (March 31, 2008 — 30%) relates to government grants receivable and 23% (2008 — 56%) relates to amounts due from partners and indirect and value added taxes receivable. The loan receivable is due from Cummins Inc., a large U.S. based engine manufacturer and the Company’s joint venture partner. In order to minimize the risk of loss for customer receivables the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectibility at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and loan receivable of $100,270 at March 31, 2009 represents the Company’s maximum credit exposure.

(d)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”). Cash and cash equivalents, short-term investments, accounts receivable, accounts payables and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical. The Company attempts to limits its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
22.	Financial instruments (continued):
(d)	Foreign currency risk (continued):

The U.S. dollar carrying amount of assets and liabilities subject to exposure to foreign currency risk in the consolidated statement of operations at March 31, 2009 is as follows:

U.S. dollars

Cash and cash equivalents	$14,292
Accounts receivable	1,898
Long-term investments	1,122
Accounts payable	2,148
Short-term debt	1,280

If foreign exchange rates on March 31, 2009 had changed by 25 basis points, with all other variables held constant, net loss for the year ended March 31, 2009 would have changed by $63 and other comprehensive income by $3. The Company’s exposure to currencies other than U.S. dollars is not material.
(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable and demand instalment loans. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended March 31, 2009 had changed by 50 basis points, with all other variables held constant, net loss for the year ended March 31, 2009 would have changed by $4.

(f)	Equity price risk:

The value of our equity investment in CEFC, a publicly traded company, is subject to market price volatility. This investment is classified as available for sale. As of March 31, 2009, every dollar change in the stock price of CEFC, would result in a change in other comprehensive income of $184.

(g)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company’s short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc. which is accounted for using the equity method and other investments which are carried at cost (note 5) due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value. The fair values of the Company’s demand instalment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
22.	Financial instruments (continued):
(g)	Fair value of financial instruments (continued):

The carrying value reported in the balance sheets for the subordinated debenture notes (note 10(b)) is recorded at amortized cost using the effective interest rate method and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date. As at March 31, 2009, the fair value of the subordinated debenture notes is higher than its carrying value by $2,884 based on market interest rates.

23.	Management of capital:

As at March 31, 2009, the Company’s capital is composed of share capital, its $13,000 line of credit with a Schedule 1 Canadian bank, and $15,000 in debenture units, the primary terms of which are described in note 10(b).

The Company’s objectives when managing capital are as follows:

•	to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders;
•
to maintain sufficient cash, cash and cash equivalents on hand to service debt payments as they come due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and

•	to have sufficient cash, cash equivalents, short-term investments and available for sale marketable securities on hand to fund the Company’s business plans.
The Company’s primary uses of capital are to finance product development, market development, working capital, capital expenditures, and operating losses. The Company currently funds these requirements from the proceeds from offerings of equity or debt securities, internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, sales of Clean Energy shares, amounts drawn against its line of credit, and government or partner funding.
There were no changes to the Company’s approach to capital management during the year ended March 31, 2009.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects with accounting principles generally accepted in the United States (“US GAAP”) as follows:

(a)	Convertible notes:

On June 12, 2006, the Company agreed to issue up to $22,092 in five year secured, subordinated convertible notes (note 10(c)) with a coupon rate of 8% to funds managed by Perseus, L.L.C. (“Perseus”), a private equity fund management group. The notes were issued in two tranches of $13,807 and $8,285, respectively. At the time of issuance of the notes, Perseus also received warrants to acquire, at an exercise price equal to the conversion price of the accompanying notes, common shares of the Company equal to 25% of the number of common shares into which the notes were convertible. On July 26, 2007 the subordinated convertible notes were converted to common shares.

For Canadian GAAP purposes, on issue of the convertible notes described above, the Company allocated certain amounts to the value of the warrants and conversion options based on their estimated fair value with the difference between the gross proceeds and the value of the warrants and conversion options allocated to the debt. For US GAAP purposes, the allocation between the debt and the warrants would be done on a relative fair value basis. In addition, under US GAAP, an amount is allocated only to a beneficial conversion option when the market price of the shares into which the debt is convertible exceeds the effective exercise price. For US GAAP purposes, of the two original tranches, only the second tranche of the debt issued in January 2007 was deemed to have a beneficial conversion option.

Accordingly, for US GAAP purposes, the amount assigned to the debt and the warrants was increased by $3,540 and $1,590, respectively as at March 31, 2007 and the amount assigned to the conversion option was reduced by $5,130.

On conversion, the carrying value of the debt, which is net of any unamortized discount and debt issuance costs was reclassified to share capital for Canadian GAAP purposes together with the value assigned to the conversion options. The related inducement fee of $763 was charged to deficit. For US GAAP, the accounting for the first tranche was the same. However, for the second tranche which had a beneficial conversion option, the unamortized debt discount was expensed for US GAAP purposes. The inducement fee also was expensed for US GAAP purposes. Accordingly, as at March 31, 2008, share capital under US GAAP was increased by $3,204 and interest expense for the year ended March 31, 2008 was increased by $4,424.

(b)	Debt issuance costs and the effective interest method:

Effective April 1, 2007, the Company began amortizing debt issuance costs and debt discounts using the effective interest method under Canadian GAAP and classified debt issuance costs as reductions of the carrying value of the debt to which it relates. Prior to April 1, 2007, debt issuance costs were classified as deferred charges and debt issuance costs and debt discounts were amortized on a straight-line basis.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(b)	Debt issuance costs and the effective interest method (continued):

Under US GAAP, debt issuance costs are presented as deferred charges and debt issuance costs and debt discounts are amortized using the effective interest method for all years presented. In addition, the difference between transaction costs allocated to the debt and debt discounts for Canadian GAAP purposes compared to US GAAP as described in note 24(a) resulted in a difference in interest expense for US GAAP purposes. Accordingly, the adjustment to opening deficit of $113 made for Canadian GAAP purposes would not be made under US GAAP and interest expense for the years ended March 31, 2009, March 31, 2008 and 2007 was reduced by $Nil, $147 and $423, respectively. In addition, unamortized financing costs of $764 relating to the issuance of debenture units which are deducted against the liability and amortized using the effective interest rate method are reclassified as deferred charges under US GAAP.

(c)	Investments:

On April 1, 2007, the Company changed its accounting for “available-for-sale” securities under Canadian GAAP to be consistent with US GAAP. However, prior to April 1, 2007, the Company carried its investments in debt and equity securities at cost. For US GAAP purposes, the Company’s investments in debt and equity securities that have quoted market prices would have been classified as “available for sale” securities with unrealized gains and losses recognized in other comprehensive income (loss) for all periods presented. Accordingly, cumulative adjustments at April 1, 2008 of $20,402 to investments, $3,370 to opening deficit and $17,032 to accumulated other comprehensive income (“AOCI”) under Canadian GAAP would not be made under US GAAP. For US GAAP purposes, the Company recognized an increase in investments and AOCI of $20,402 for the year ended March 31, 2007.

Under Canadian GAAP, the income tax recovery generated by a reversal of a previously recognized future income tax valuation allowance to reduce future income tax liabilities generated by mark to market adjustments on available for sale securities is recognized in net loss for the year. The valuation allowance is reversed while the related tax expense is included in AOCI until the shares are sold at which time the tax expense is included in net loss. Under US GAAP, the reversal of the valuation allowance would be recognized in other comprehensive income (loss). Accordingly, for US GAAP purposes, future income tax expense of $2,362 (2008 — $1,164) recognized under Canadian GAAP would not be recognized in the years ended March 31, 2009 and 2008.

For Canadian and US GAAP purposes, the cost and the related amounts included in AOCI related to securities sold are reclassified to net loss based on weighted average amounts of the shares sold.

(d)	Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to net income or loss. For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the research and developments. Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the years ended March 31, 2009, 2008 and 2007 of $144, $145 and $144, respectively, would not be recognized under U.S. GAAP. As at March 31, 2009, the carrying value of intellectual property would be reduced by $430 (2008 — $574) with a corresponding increase in deficit.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(e)	Cumulative translation adjustment

In 2009, CWI paid a dividend to its joint venture partners of $18.6 million. The transaction between CWI and Company resulted in a reduction in the Company’s net investment in CWI. For Canadian GAAP purposes, the Company recognized a foreign exchange gain on the reduction of the net investment and reduced AOCI by a corresponding amount. Under U.S. GAAP, foreign exchange gains or losses arising from a net investment in a foreign operation are recognized in other comprehensive income until the investment is sold. Accordingly, for U.S. GAAP purposes, a foreign exchange gain of $793 recognized in net loss for Canadian GAAP is not recognized under U.S. GAAP.

(f)	Stock-based compensation:

As described in note 15, the Company has granted stock options to certain directors, consultants and employees. These options are granted for services provided to the Company. For Canadian GAAP purposes, only options granted on or after April 1, 2002 are accounted for using the fair value method. In addition, on April 1, 2004, the Company recognized a cumulative adjustment to deficit for stock-based compensation related to stock options granted to employees on or after April 1, 2002 that would have been recognized prior to April 1, 2004 had the Company applied the fair value method since April 1, 2002.

For US GAAP purposes, effective April 1, 2004, the Company changed its accounting policy for recognizing stock-based compensation from the intrinsic value method to the fair value method using the transition provisions of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). As permitted by SFAS 148, the Company adopted the fair value method retroactively without restatement using the modified prospective method. For U.S. GAAP purposes, all options granted subsequent to December 15, 1995 are measured using the fair value method but, for the Company, only the effect of those options outstanding and unvested as of April 1, 2004 on the results from operations in the year in which SFAS 148 is adopted would be recognized.

Accordingly, on adoption of the fair value method for US GAAP purposes, adjustments to deficit of $2,493, share capital of $68, and additional paid in capital of $2,425 recognized for Canadian GAAP purposes are not recognized for US GAAP purposes. In addition, for US GAAP purposes in years prior to 2005, the Company recognized stock-based compensation of $2,165 relating to stock options issued to non-employees prior to April 1, 2002.

Under US GAAP, an additional $211 would be recognized prior to 2002 as a result of certain option modifications.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(f)	Stock-based compensation (continued):

Additional information about the PSU’s issued under the 2001 PSU Plan are as follows:

		Weighted average
		grant date fair
	Units	value

Unvested, March 31, 2007	85,713	$5.25
Units granted	553,900	7.91
Units vested	(111,043)	5.46

Unvested, March 31, 2008	528,570	6.69
Units granted	667,815	9.01
Units vested	(47,087)	8.09
Units cancelled	(16,888)	8.29

Unvested, March 31, 2009	1,132,410	$7.56

The aggregate intrinsic value of the Company’s stock option awards and PSUs at March 31, 2008 are as follows:

	2009	2008

Stock options
Outstanding	$3,259	$5,454
Exercisable	1,313	3,302

PSUs:
Outstanding	$1,302	$4,366
Exercisable	813	2,909

The total intrinsic value of options and PSUs exercised for the year ended March 31, 2009 was $131 (2008 — $1,508; 2007 — $310). As at March 31, 2009, $6,777 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.
(g)	Income taxes:

Under both Canadian and US GAAP, future income tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities are settled. In Canada, announcements of changes in income tax rates and tax laws by the government can have the effect of being substantially enacted at the balance sheet date even though they are not yet proclaimed into law. When persuasive evidence exists that the government is able and committed to enacting proposed changes in the foreseeable future, the substantively enacted rate is used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended March 31, 2009, 2008, and 2007, enacted rates for US GAAP purposes were equal to rates used for Canadian GAAP purposes.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(g)	Income taxes (continued):

Income tax recovery (expense) consists of:

	Net income (loss)
	before taxes and
	Joint Venture
	Partners’ share of
	net income from	Income tax recovery (expense)
	joint ventures	Current	Deferred	Total

Year ended March 31, 2009:
Canada	(32,739)	(460)	(2,131)	(2,591)
United States	18,958	(3,059)	(1,114)	(4,173)
Germany	(48)	243	—	243
China	(268)	—	—	—
Australia	414	—	—	—

	(13,683)	(3,276)	(3,245)	(6,521)

Year ended March 31, 2008:
Canada	$(14,760)	$—	$(1,164)	$(1,164)
United States	5,862	(218)	5,855	5,637
Germany	(14)	—	—	—
China	(312)	—	—	—

	$(9,224)	$(218)	$4,691	$4,473

Year ended March 31, 2007:
Canada	$(18,028)	$(16)	$—	$(16)
United States	8,937	(189)	3,455	3,266
Germany	790	(199)	—	(199)

	$(8,301)	$(404)	$3,455	$3,051

For US GAAP purposes, the Company accounts for uncertainties using FASB Interpretation No. 48, Uncertainty in Income Taxes — An Interpretation of SFAS Statement No. 109 (“FIN 48”). This interpretation provides guidance on recognition and measurement of uncertainties in income taxes. Under FIN 48, a company would recognize the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.
For all periods presented, there is no difference between Canadian and US GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or other tax jurisdiction in which the Company operates. In cases where the Company is charged interest and penalties on uncertain tax positions which do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(g)	Income taxes (continued):

The following is a summary of the tax years that remain subject to examination by tax jurisdiction:

Canada	Fiscal year 2004 to 2009
United States	Fiscal year 2005 to 2009
Germany	Fiscal year 2003 to 2009
China	Fiscal year 2007 to 2009
However, in Canada and the United States, if the Company utilizes tax loss carry forwards in the future, those losses may be challenged in the year they are used even though the year in which they were incurred is barred by statute.
(h)	Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders’ equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	2009	2008

Total assets, Canadian GAAP	$135,504	$78,940
Differences in accounting for:
Intellectual property (d)	(430)	(574)
Reclassification of unamortized transaction costs (a)	763	—

Total assets, US GAAP	$135,837	$78,366

Total liabilities, Canadian GAAP	$74,546	$49,144
Reclassification of unamortized transaction costs (a)	763	—

Total liabilities, US GAAP	$75,309	$49,144

Shareholders’ equity, Canadian GAAP	$60,958	$29,796
Difference in accounting for:
Intellectual property (d)	(430)	(574)

Shareholders’ equity, US GAAP	$60,528	$29,222

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(h)	Effect of US GAAP differences (continued):

	2009	2008	2007

Loss for the year, Canadian GAAP	$(24,425)	$(10,315)	$(11,307)
Difference in amortization of discount on convertible notes and debt issuance costs (a)(b)	—	147	423
Difference in accounting for inducement fee and unamortized discount on conversion of convertible notes (a)	—	(4,424)	—
Difference is accounting for reclassification of cumulative translation adjustment on dividend paid by joint venture (f)	(793)	—	—
Reversal of tax expense on realized gain on available for sale securities (c)	2,362	1,164	—
Amortization of intellectual property (d)	144	145	144

Loss for the year, US GAAP	(22,712)	(13,283)	(10,740)

Other comprehensive income (loss):
Cumulative translation adjustment on CWI dividend (f)	793	—	—
Unrealized gain on available for sale securities (c)	—	—	20,402
Reversal of tax expense on realized gain on available for sale securities (c)	(2,362)	(1,164)	—

	(1,569)	(1,164)	20,402

Comprehensive income (loss), US GAAP	$(24,281)	$(14,447)	$9,662

Basic and diluted loss per share, US GAAP	$(0.75)	$(0.53)	$(0.50)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.
(i)	Additional financial information and disclosures required under US GAAP:
(i)	Accounts receivable:

A summary of the components of accounts receivable is as follows:

	2009	2008

Customer trade receivable	$2,002	$1,014
Government funding receivable	2,968	2,077
Due from Joint Venture Partner	—	3,344
Other receivables	1,447	593

	$6,417	$7,028

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(i)	Additional financial information and disclosures required under US GAAP (continued):
(ii)	Accounts payable and accrued liabilities:

A summary of the components of accounts payable and accrued liabilities is as follows:

	2009	2008

Trade accounts payable	$8,802	$6,641
Accrued payroll	2,670	1,176
Accrued interest	403	378
Income taxes payable	2,236	211
Other	248	64

	$14,359	$8,470

(iii)	Warranty liability:

A continuity of the warranty liability is as follows:

	2009	2008	2007

Balance, beginning of year	$9,157	$6,971	$5,770
Warranty claims	(9,254)	(2,333)	(2,270)
Warranty accruals	17,105	6,534	4,924
Change in warranty estimates	4,317	(1,292)	(1,387)
Impact of foreign exchange	3,266	(723)	(66)

Balance, end of year	$24,591	$9,157	$6,971

(iv)	Cost of revenue:

Cost of revenue related to product revenue for the year ended March 31, 2009 was $78,290 (2008 — $37,157; 2007 — $28,961) and cost of revenue related to parts revenue was $12,730 (2008 - $11,866; 2007 — $9,420).

(v)	Investments and fair value:

Effective April 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The adoption of this statement did not have a material impact on the Company’s results of operations or financial condition.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(i)	Additional financial information and disclosures required under US GAAP (continued):
(v)	Investments and fair value (continued):

The Company also adopted Financial Accounting Standards Board (“FASB”) Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which defers for one year the effective date of SFAS No. 157 for non-financial assets and liabilities measured at fair value on a nonrecurring basis, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The purpose of this deferral is to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or may arise, for the application of SFAS No. 157.

SFAS No. 157 describes three levels of inputs used to measure and categorize fair value. The following is a brief description of those three levels:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs may reflect management’s own assumptions about the assumptions a market participant would use in valuing the asset or liability.

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model-derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

The following table presents certain information for the Company’s financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009:

	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$43,576	$43,576	$—	$—
Long-term investments	1,456	1,416	—	40

Balance as of March 31, 2009	$45,032	$44,992	$—	$40

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(i)	Additional financial information and disclosures required under US GAAP (continued):
(vi)	Other disclosures:

Deferred revenue is included in other long-term liabilities on the balance sheet for Canadian GAAP purposes and disclosed in note 11. Under US GAAP, this amount would be presented separately on the balance sheet.

From time to time, the Company performs research and development for unrelated parties. The Company receives revenue for such research and development activities from these parties based on contractual arrangements. These arrangements generally require the Company to perform certain specific activities and revenue is received as the activities are performed. Revenue received is not repayable, irrespective of the outcome of the activities. There were no material research and development arrangements in progress as at March 31, 2009 or 2008. During the year ended March 31, 2009, the Company earned revenue of $793 (2008 — $1,172; 2007 — $1,622) related to such activities. Costs expensed related to these activities were $442 (2008 — $721; 2007 — $1,503).

(j)	Recently issued accounting pronouncements:

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115 (“SFAS 159”). SFAS 159 permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for the Company on April 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial statements for US GAAP purposes.

In December 2007, the FASB issued Statement of Financial Accounting Standards 141(R), Business Combinations (“SFAS 141(R)”). The statement broadens the scope of SFAS 141 to all transactions in which an entity obtains control over another entity. The statement provides further guidance on the recognition of identifiable assets and liabilities and the measurement of goodwill. The statement is effective for the Company on April 1, 2009. SFAS 141(R) will only affect the Company if an acquisition occurs after adoption of SFAS 141(R).

In December 2007, the FASB issued Statement of Financial Accounting Standards 160 Non-Controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). The statement clarifies the definition of a non-controlling interest, requires non-controlling interests to be presented as part of equity on the balance sheet, changes the way the consolidated income statement is presented and establishes a single method of accounting for a change in a parent’s ownership interest in a subsidiary. The statement also provides for further disclosures in the consolidated financial statements. The statement is effective for the Company on April 1, 2009 and is not expected to materially impact the consolidated financial statements for US GAAP purposes although the Company will be required to reclassify the amount for Joint Venture Partners’ share of net assets of joint ventures to equity and provide certain additional disclosures.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars except share and per share amounts)
Years ended March 31, 2009, 2008 and 2007
24.	Reconciliation to United States generally accepted accounting standards (continued):
(j)	Recently issued accounting pronouncements (continued):

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. FAS 161 is effective for the Company on April 1, 2009. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is evaluating the impact of the new statement.

In May 2008, FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash Upon Conversion (Including Partial Settlement), which will change the accounting treatment for convertible debt securities that may settle fully or partly in cash. FSP No. APB 14-1 requires bifurcation of convertible debt securities into a debt component that is initially recorded at fair value and an equity component that represents the difference between initial proceeds from the issuance of the instrument and the fair value allocated to the debt component. The debt component is then subsequently accreted to par value over its expected life. The standard is effective for fiscal years and interim periods beginning after December 15, 2008, and must be retroactively applied to all periods presented, even if the instrument has matured, converted or has been otherwise extinguished as of the effective date of the standard. The Company is evaluating the impact of FSP No. APB 14-1.

In October 2008, FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset when the Market for that Asset is not Active which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157-3 is effective upon issuance, including prior periods. Revisions in a valuation technique shall be accounted for as a change in accounting estimate. The Company does not anticipate that the adoption of this standard for US GAAP purposes will have a material impact on the consolidated financial statements.

In June 2008, FASB ratified EITF No. 07-05, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-05”). EITF 07-05 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. EITF 07-05 is effective for the Company on April 1, 2009. The Company is currently evaluating the impact of the adoption of EITF 07-05.